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Re: Notice of Change of Auditors of Tahoe Resources Inc.

We have reviewed the accompanying Notice of Change of Auditor of Tahoe Resources Inc. (the “Notice”) and we agree with the statements contained in such Notice, except that we are not in a position to agree or disagree with the Company’s statement that the decision to accept the resignation of KPMG Vancouver and appoint Deloitte as auditor has been considered and approved by the Audit Committee of the Corporation.

Yours very truly

Chartered Accountants

August 27, 2012
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.